FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CARDERO RESOURCE CORP. (the “Issuer”)
Suite 2300, 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3

Item 2.	Date of Material Change

November 2 and 7, 2011

Item 3.	News Release

The date of the press releases issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change disclosed in this report is November 2 and November 7, 2011. The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Canada Stockwatch, Market News Publishing and Marketwire.

Item 4.	Summary of Material Change

The Issuer arranges non-brokered private placement and subsequently increases the amount of the non-brokered private placement.

Item 5.	Full Description of Material Change

On November 2, 2011, the Issuer reported that, it has arranged a non-brokered private placement of up to 5,263,158 units (the “Units”) at a price of CAD 0.95 per Unit for gross proceeds of up to CAD 5,000,000 (the “Offering”). Each Unit consists of one common share of the Issuer (“Share”) and one-half of a transferable common share purchase warrant. Each whole warrant (“Warrant”) is exercisable to acquire one additional Share for a period of 12 months from closing at an exercise price of CAD 1.25. If, at any time from 4 months after closing until the expiry of the Warrants, the daily volume-weighted average trading price of the Shares on the TSX exceeds CAD 1.75 for at least 10 consecutive trading days, the Issuer may, within 30 days, give an expiry acceleration notice to the holders of Warrants and, if it does so, the Warrants will, unless exercised, expire on the 30th day after the expiry acceleration notice is given.

And on November 7, 2011, the Issuer reported that it has increased the amount of the non-brokered private placement announced November 2, 2011. The non-brokered placement will now consist of up to 8,029,669 units (the “Units”). All other terms and conditions remain the same.

All securities issued in the Offering and any Shares issued upon exercise of Warrants will have a hold period in Canada of four months from the closing of the Offering. It is anticipated that certain insiders of the Issuer will participate in the Offering. The Issuer has determined that there are exemptions available from the various requirements of Multilateral Instrument 61-101 for the issuance of any securities issued to insiders. No new insiders will be created, nor will there be any change of control, as a result of the Offering. No commissions or finder’s fees are payable in connection with the Offering.

The net proceeds from the Offering are intended to be used to fund work programs on the Carbon Creek Metallurgical Coal Deposit in north-eastern British Columbia and the Sheini Hills Iron Ore project in north-eastern Ghana and for general working capital.

Completion of the placement is subject to the acceptance for filing thereof by the TSX and the NYSE-A.

The foregoing securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “1933 Act”) or any applicable state securities laws and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) or persons in the United States absent registration or an applicable exemption from such registration requirements. This material change report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the foregoing securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the anticipated completion of a private placement, the anticipated use of the net proceeds of such private placement, the timing of future activities by the Issuer and the anticipated business plans of the Issuer, are forward-looking statements. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the state of the financial markets for the Issuer’s equity securities, the state of the commodity markets generally, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Issuer may produce or plan to produce, the Issuer’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s 2011 Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Hendrik Van Alphen, CEO
Business Telephone No.: (604) 408-7488

Item 9.	Date of Report

November 10, 2011